UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FILED PURSUANT TO RULE 424(b)(1)
SEC FILE NUMBER 333-130344

PROSPECTUS	JULY 18, 2006

NOVORI INC.
3,323,625 SHARES
COMMON STOCK

This Prospectus relates to the resale by selling shareholders of up to 3,323,625 shares of our common stock, including up to 200,000 shares of common stock underlying a convertible note in the principal amount of up to $80,000 and 3,123,625 shares of common stock currently outstanding. Approximately fifty shareholders of Novori Inc. are offering shares of Novori common stock to the public by means of this Prospectus.

The selling shareholders will sell at a price of $0.75 per share until Novori's shares are quoted on the NASD’s Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Our common stock is presently not traded on any market or securities exchange.

The purchaser in this offering may be receiving an illiquid security.

An investment in our common stock involves a high degree of risk. See section entitled "Risk Factors" on pages 6 – 12 of this Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is July 18, 2006.

Dealer Prospectus Delivery Obligation

Until 90 days after the effective date of this Prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers' obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART I — INFORMATION REQUIRED IN PROSPECTUS

Summary Information and Risk Factors

Prospectus Summary

This summary highlights information contained elsewhere in this Prospectus. Because this is a summary, it may not contain all of the information that you should consider before receiving a distribution of our common stock. You should read this entire Prospectus carefully.

All of the references to dollar amounts in this Prospectus are in US dollars unless otherwise noted.

Novori Inc.

Novori Inc. was incorporated on July 26, 2004 under the laws of the State of Delaware. Our principal offices and studio are located at Suite 204B, 9648 – 128th Street, Surrey, British Columbia, Canada, V3T 2X9, and our telephone number is (877) 877 4141.

Novori is in the business of selling loose diamonds and fine jewelry to customers via the Internet.

The Offering

The 3,323,625 common shares will represent 25.81% of our issued and outstanding stock, assuming 200,000 shares are issued upon conversion of the convertible note. Both before and after the offering, our current directors and officers will control Novori. After the offering, Mark Neild, a director, Secretary and Chief Financial Officer will own 36.88% of our issued and outstanding common stock and Harold Schaffrick, a director, President and Chief Executive Officer of Novori will own 36.88% of our issued and outstanding common stock.

Securities Offered:

Up to 3,323,625 common shares offered by the selling shareholders, including up to 200,000 shares of common stock underlying a convertible note in the principal amount of up to $80,000, and 3,123,625 shares of common stock.

Initial Offering Price:

The $0.75 per share initial offering price of our common stock was arbitrarily determined by our Board of Directors, based on several factors including our latest private placement of shares on May 24, 2006 at which time we issued 252,000 shares at a deemed price of $0.75 per share. After the initial offering price, the offering price will be determined by market factors and the independent decisions of the selling shareholders.

Minimum Number of Shares to be Sold in this Offering:	None

Securities Issued and to be Issued:

12,878,625 shares of common stock are issued and outstanding as of the date of this Prospectus. After the offering, assuming conversion of a convertible note into 200,000 shares, there will be 13,022,625 shares outstanding. All of the common stock to be sold under this Prospectus will be sold by existing shareholders. There is no established market for the common stock being registered. We intend to apply to the NASD’s Over the Counter Bulletin Board for the trading of our common stock. This process takes usually takes at least three months and the application must be made on our behalf by a market maker, but we have not yet engaged a market maker to make the application on our behalf. If our common stock becomes listed and a market for the stock develops, the actual price of the shares will be determined by prevailing market prices at the time of the sale. Trading of securities on the NASD’s Over the Counter Bulletin Board is often sporadic and investors may have difficulty buying and selling or obtaining market quotations, which may have a depressive effect on the market price for our common stock.

Use of Proceeds:	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

The above information regarding common stock to be outstanding after the offering is based on 12,878,625 shares of common stock outstanding as of June 5, 2006 and assumes the subsequent conversion of our issued convertible note.

To obtain funding for our marketing expenses, in July 2005 we issued, in a private placement to one investor, a 5% convertible note for a principal amount of up to $80,000. Novori may, at its sole discretion, draw down up to $80,000 as a loan prior to May 5, 2007. All or a portion of the principal amount of the loan drawn down is convertible into common shares at the election of the holder of the convertible note at a rate of $0.40 per share. No payments towards the principal amount of the convertible note are due until July 5, 2007, at which time the entire principal is due. Interest at a rate of 5% per annum is due annually. Novori may elect to reduce the amount of the principal payable at any time by making payments to the holder of the convertible note, and the convertible note may be redeemed by Novori by payment of the entire principal and interest outstanding at any time prior to the election of the holder of the convertible note to convert the principal into stock. See the “Selling Shareholders” section at page 15 for a complete description of the convertible note.

Financial Condition

Since inception, Novori has reported significant losses. Novori has incurred losses since inception resulting in a net accumulated deficit of $474,853 at February 28, 2006. Novori's auditors stated that these factors raise substantial doubt about Novori's ability to continue as a going concern.

Novori will need additional working capital to continue or to be successful in any future business activities. Therefore, continuation of Novori as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective. Novori plans to seek debt or equity financing, or a combination of both, to raise the necessary working capital. We expect to require approximately an additional $178,000 in financing to continue our planned operations for the next year.

Financial Summary Information

All of the references to currency in this filing are to US Dollars, unless otherwise noted. The following table sets forth selected financial information, which should be read in conjunction with the information set forth under "Management’s Discussion and Analysis" at page 30 and the accompanying consolidated Financial Statements of Novori and related notes included elsewhere in this Prospectus.

Income Statement Data

	Accumulated from July 26, 2004 (inception) to February 28, 2006 (unaudited) ($)	For the Nine Months Ended February 28, 2006 (unaudited) ($)	For the period July 26, 2004 (inception) to May 31, 2005 (audited) ($)
Net Revenue	298,724	270,907	27,817
Cost of Sales	263,340	240,825	21,615
Gross Profit	35,384	30,082	6,202
Expenses	381,042	293,209	87,833
Net Loss	(345,658)	(263,127)	(81,631)

Balance Sheet Data

	February 28, 2006 ($) (unaudited)	May 31, 2005 ($) (audited)
Working Capital (Deficit)	(98,242)	16,566
Total Assets	42,572	27,349
Total Liabilities	220,438	10,250

Risk Factors

Please consider the following risk factors before deciding to invest in common stock of Novori Inc. (hereinafter referred to as "we", "us", "our”, the “Company” and "Novori").

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this Prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Novori Risks

1.      Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. As such we may have to cease operations and you could lose your entire investment.

2.      We lack an operating history and have losses which we expect to continue into the future. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

We were incorporated on July 26, 2004 and we have very little operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception was $345,658 as of February 28, 2006. Our expenses since inception to February 28, 2006 were $381,042, of which $40,849 was for professional fees, $196,088 was for advertising and promotion, $96,544 for consulting fees, $47,310 for general and administrative costs and $251 for amortization. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

  our ability to continue to develop our website, www.Novori.com;
  our ability to purchase diamonds at commercially reasonable prices;
  our ability to attract customers who will buy diamonds and jewelry; and
  our ability to generate revenues through the sale of diamonds and jewelry.

Based upon current plans, we expect to incur operating losses in future periods because we will be incurring expenses. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

3.      Our failure to acquire diamonds at commercially reasonable prices could result in higher costs and lower net sales and prevent us from achieving significant revenues and from becoming profitable.

If we are unable to acquire diamonds at commercially reasonable prices, we may never be able to achieve significant revenues or a competitive position. The success of our business model depends, in part, on our ability to offer prices to customers that are below those of traditional jewelry retailers. A majority of the world’s supply of rough diamonds is controlled by a small number of diamond mining firms. As a result, any decisions made to restrict the supply of rough diamonds by these firms to our suppliers could substantially impair our ability to obtain diamonds at commercially reasonable prices, if at all. We do not currently have any direct supply relationship with these firms nor do we expect to enter into any such relationship in the foreseeable future. Our ability to acquire diamonds is also substantially dependent on our relationships with approximately 20 suppliers, on whom we currently rely to supply all of our diamonds. Our inability to maintain and expand this and other future diamond supply relationships on commercially reasonable terms or the inability of our current and future suppliers to maintain arrangements for the supply of products sold to us on commercially reasonable terms could substantially harm our business and results of operations.

4.      If we are unable to obtain a high ranking for our website for key search terms within the major search engines we may fail to create consumer awareness of our website and products and our sales may suffer.

We expect a great majority of our sales to come from customers who arrive at our website after searching for key terms on Internet portals and search engines such as Google.com.

Establishing and maintaining relationships with leading Internet portals and search engines and optimizing our website to generate visitors from the major search engines is competitive and expensive. Since our inception on July 26, 2004 to February 28, 2006, we spent $196,088 on search engine optimization, website development and other online marketing which was equal to approximately 51% of all of our expenses incurred during the period. We have no marketing relationships established with any Internet portals. We expect that we will have to pay high fees to enter into relationships of this type. In addition, traffic to our websites could decline if our search ranking on Internet search engines or if the traffic to the website of an Internet portal on which we advertise decreases. A failure to maintain, expand or enter into Internet portal relationships or to establish additional online advertising relationships that generate a significant amount of traffic from other websites could prevent us from achieving significant sales or limit the growth of our business.

5.      We may not succeed in establishing the Novori brand, which could prevent us from acquiring customers and achieving significant revenues.

A significant component of our business strategy is the establishment and promotion of the Novori brand in association with diamonds and jewelry. Due to the competitive nature of the online market for diamonds and jewelry, if we do not establish a brand we may fail to build customers or achieve significant revenues. Promoting the Novori brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, positive customer experience. To promote our brand we expect to incur substantial expense related to advertising and other marketing efforts.

We expect that developing a good reputation will be key to our success in developing a recognizable and trusted brand, which we believe can be achieved by providing a positive customer experience. In order to provide a positive customer experience, we expect to invest substantial sums in our website development and functionality, fulfillment operations and customer service operations.

Our ability to provide a positive customer experience is also dependent on external factors over which we may have little or no control, including the performance of our suppliers, third-party carriers and networking vendors. We also rely on third parties for information, including product characteristics and availability that we present to consumers on our website, which may, on occasion, be inaccurate. Our failure to provide our customers with positive customer experiences for any reason could substantially harm our reputation and prevent us from developing Novori as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships and, as a result, substantially harm our business and results of operations.

6.      Competition from traditional and online retail companies with greater brand recognition and resources may reduce our gross margins or prevent us from achieving significant revenues.

The retail jewelry industry is highly competitive and if it increases, it may result in price pressure and reduced gross margins, any of which could substantially harm our business and results of operations. Current and potential competitors include:

  independent jewelry stores;
  retail jewelry store chains, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers;
  other online retailers that sell diamonds or jewelry, such as Amazon.com and Blue Nile;
  boutiques and websites operated by brand owners;
  department stores, such as Nordstrom and Neiman Marcus;
  catalog and television shopping retailers, such as Home Shopping Network; and
  discount superstores, mass retailers and wholesale clubs, such as Costco Wholesale.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to consumers, either through physical retail outlets or through an online store.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. In addition, traditional store-based retailers offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet as well as a more convenient means of returning and exchanging purchased products.

Some of our competitors seeking to establish an online presence may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for diamonds and fine jewelry than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with traditional and online competitors as use of the Internet and other online services increases. Our online competitors can duplicate many of the products, services and content we offer, which could harm our business and results of operations.

7.      Because of potential seasonal fluctuations in our sales, our quarterly results could fluctuate and could be below expectations.

We have not yet had sufficient operations to notice any material effects of any seasonal aspects on our financial condition. We anticipate, however, that we will experience peak sales in late November and December during the holiday shopping season, reflecting the general pattern of the retail industry. We also expect to have higher sales in February and May relating to Valentine’s Day and Mother’s Day. Due to the expected seasonality of our sales, we believe it is likely that our quarterly results will fluctuate, perhaps significantly. In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including higher inventory of jewelry and additional staffing for customer support services. If we were to experience lower than expected net sales during any future fourth quarter, it would have a disproportionately large impact on our operating results and financial condition for that year. Its possible that in the fourth quarter of a given year our seasonal sales patterns may cause a shortfall in net sales as compared to expenses which would substantially harm our business and results of operations.

8.      Success depends in part on our ability to attract and retain additional personnel, which we may or may not be able to do. Our failure to do so could prevent us from achieving our goals and becoming profitable.

We anticipate that summer of 2006 we will need to hire additional personnel in the area of customer service, which we believe will be an important component of our success. Although we have not experienced problems attracting and retaining key personnel in the recent past, we believe that our inability to attract additional personnel could have a material adverse effect on our ability to conduct our business. If we are unable to retain personnel, we may not be able to provide adequate customer service to develop and maintain a good reputation with customers, which could prevent us from generating sufficient revenues to become profitable.

9.      We do not have any written agreements with any of our suppliers or with our jeweler, which means that we risk being unable to meet the supply of customer orders, which could prevent us from achieving significant revenues.

We have no written agreements with any of the 20 diamond suppliers from whom we intend to obtain diamonds in order to fulfill orders from our website. Although we have received verbal confirmation that these suppliers will be able to provide us with diamonds and some of these suppliers have supplied us with diamonds in the past, we have no recourse if these suppliers refuse or neglect to do so. We also have two jewelers that set our diamond jewelry, including custom jewelry. Each of these jewelers create the mountings and set the jewelry and also ship to the jewelry to our customers on our behalf. Because we do not have any formal agreements with our jewelers, it is a risk to us that they may stop providing us with services related to jewelry setting and delivery. If our suppliers fail to deliver services to us as promised, we may have no legal recourse against them and we may fail to find a suitable alternative allowing us to process orders from our website. If we are unable to fulfill orders because of a failure of our jewelers or our diamond suppliers to provide us with products or services, we will not be able to achieve revenues and may have to discontinue operations.

Risks Associated with this Offering

10.      There is no public trading market for our common stock, you may not be able to resell your stock.

There is currently no public trading market for our common stock. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

We intend to apply to the NASD’s Over the Counter Bulletin Board (“OTC Bulletin Board”) for the trading of our common stock. This process takes at least three months and the application must be made on our behalf by a market maker, but we have not yet engaged a market maker to make such application. Trading of securities on the OTC Bulletin Board is often sporadic and investors may have difficulty buying and selling or obtaining market quotations, which may have a depressive effect on the market price for our common stock. Accordingly, you may have difficulty reselling any shares your purchase from Novori or from the Selling Security Holders

11.      The U.S. Securities and Exchange Commission imposes additional sales practice requirements on brokers who deal in our shares which are penny stocks, some brokers may be unwilling to trade them. This means that you may have difficulty reselling your shares and this may cause the price of the shares to decline.

Our shares would be classified as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934 and the Rules promulgated thereunder (the “Exchange Act”) which impose additional sales practice requirements on brokers/dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker/dealer must make a special suitability determination and receive from you a written agreement prior to making a sale for you. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the price of the shares to decline.

12.      The issuance of Shares upon conversion of the Convertible Note may cause immediate dilution to our existing shareholders.

The issuance of shares upon conversion of the convertible note (the “Note”) may result in dilution to the interests of other stockholders since the holder of the Note may ultimately convert and sell the full amount issuable on conversion. If Novori draws down the full amount available on the Note, which is $80,000, and the holder of the Note elects to convert the full amount of the Note, Novori would be required to issue 200,000 shares to the holder of the Note. This amount would increase the amount of outstanding shares of Novori by approximately 1.6% and result in an immediate dilution to shareholders.

Risks Related to Our Securities

13.      Prices for our common stock may decline after the offering and investors may have difficulty selling their securities.

. A trading market may not develop in the future and, if one does develop, it may not be sustained. If an active trading market does develop, the market price of our common stock is likely to be highly volatile due to, among other things, the nature of our business and because we are a new public company with a limited operating history. The market price of our common stock may also fluctuate significantly in response to the following factors, most of which are beyond our control:

  variations in our quarterly operating results;
  changes in securities analysts’ estimates of our financial performance;
  changes in general economic conditions and in the diamond and jewelry retail industry;
  changes in market valuations of similar companies;
  announcements by us or our competitors of significant new contracts with suppliers, acquisitions, strategic partnerships or joint ventures, or capital commitments; and
  the addition or loss of key managerial personnel.

The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

14.      Novori’s management beneficially own approximately 75% of the shares of common stock and their interest could conflict with the investors which could cause the investor to lose all or part of the investment.

Mark Neild, a director, Secretary and Chief Financial Officer (“CFO”) of Novori owns 36.9% of our issued and outstanding common stock and Harold Schaffrick, a director, President and Chief Executive Officer (“CEO”) of Novori owns 36.9% of our issued and outstanding common stock. As Novori’s CFO and CEO together own approximately 74% of our common stock, they are able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control, which may be to the benefit of our President but not in the interest of the shareholders. This beneficial ownership and potential effective control on all matters relating to the business and operations of Novori could eliminate the possibility of shareholders changing the management in the event that the shareholders did not agree with the conduct of the officers and directors. Additionally, the shareholders would potentially not be able to obtain the necessary shareholder vote to affect any change in the course of business of Novori. This lack of shareholder control could prevent the shareholders from removing from the Board directors which were not managing the company with sufficient skill to make it profitable, which could prevent Novori from becoming profitable.

15.      We do not intend to pay dividends and there will be less ways in which you can make a gain on any investment in Novori.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may likely prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in Novori will need to come through appreciation of the stock’s price.

Forward-Looking Statements

This Prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including, "could" "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" and the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this Prospectus by the Selling Shareholders.

Determination of Offering Price

The Selling Shareholders will sell at a price of $0.75 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The $0.75 per share initial offering price of our common stock was arbitrarily determined by our Board of Directors. Our Board of Directors considered several factors in such determination, including the following:

  Novori's capital structure;

  the last sales price from our most recent private offering of 252,000 shares of our common stock which was completed On May 24, 2006 at a price of $0.75 per share; and

  the background of our management.

Therefore, the $0.75 per share offering price of our shares of common stock does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time. The price of our shares of common stock is not based on past earnings, nor is the price of the shares of our common stock indicative of current market value for the assets owned by Novori. No valuation or appraisal has been prepared for Novori's business. You cannot be sure that a public market for any of Novori’s securities will develop. We intend to apply to the OTC Bulletin Board for the trading of our common stock upon this Prospectus becoming effective. If our common stock becomes so traded and a market for our stock develops, the actual price of our stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the Selling Shareholders named in this Prospectus. The offering price would thus be determined by market factors and the independent decisions of the Selling Shareholders named in this Prospectus.

The number of shares that may be actually sold by a selling shareholder will be determined by each selling shareholder. The Selling Shareholders are under no obligation to sell all or any portion of the shares offered, nor are the Selling Shareholders obligated to sell such shares immediately under this Prospectus. A shareholder may sell shares at a price different than $0.75 per share depending on privately negotiated factors such as a shareholder's own cash requirements, or objective criteria of value such as the market value of Novori's assets.

Dilution

3,123,625 of the common stock to be sold by the Selling Shareholders is common stock that is currently issued and outstanding. Accordingly, it will not cause dilution to our existing shareholders. The issuance of shares upon conversion of the Note, however, may result in dilution to the interests of other stockholders since the holder of the Note may ultimately convert and sell the full amount issuable on conversion. If Novori draws down the full amount available on the Note, which is $80,000, and the holder of the Note elects to convert the full amount of the Note, Novori would be required to issue 200,000 shares to the holder of the Note. This amount would increase the amount of outstanding shares of Novori by approximately 1.6% and result in an immediate dilution to shareholders.

Selling Shareholders

The Selling Shareholders are offering 3,123,625 shares of common stock already issued. The shares include the following:

  On November 26, 2004, Novori issued 2,499,375 shares of common stock at $0.016 per share for total proceeds of $39,990 pursuant to a private placement.

  On March 12, 2005, Novori issued 273,250 shares of common stock pursuant to a private placement at $0.20 per share for cash proceeds of $53,650, net of offering costs of $1,000.

  On May 30, 2005, Novori issued 100,000 shares of common stock at $0.20 per share to Nashrulla Jamani, a Senior Vice President (“Senior VP”) of the Company for proceeds of $20,000, pursuant to a private placement.

  On May 4, 2006, Novori issued 4,000 shares of common stock at $0.75 per share to 689719 BC Ltd., the holder of the Note, for total proceeds of $3,000, pursuant to a private placement

  On May 24, 2006, Novori issued 252,000 common shares at a deemed price of $0.75 per share to various individuals as compensation for marketing services.

In addition to the 3,123,625 shares already issued, this Prospectus registers up to 200,000 shares convertible pursuant to the Note entered into on July 5, 2005 between Novori and 689719 B.C. Ltd. The Note allows Novori to draw down up to $80,000 until May 5, 2007 for use towards paying for search optimization services for the website www.Novori.com. By April 30, 2006, Novori had drawn down the entire $80,000. A portion or all of the principal amount of the Note drawn down by Novori may be converted by the holder of the Note, at any time before July 5, 2007, into common shares of Novori at a rate of $0.75 per share. No payments towards the principal amount of the Note are due until July 5, 2007, at which time the entire principal is due. Interest on the outstanding portion of the Note accrues at a rate of 5% per annum. All computations of interest shall be made on the basis of a 365-day year for actual days elapsed. Such interest is to be paid in arrears on the last business day of each successive one year anniversary of the date of the Note. The outstanding interest portion of the note is not convertible into common stock. Novori may elect to reduce the amount of the principal payable at any time by making payments to the holder of the Note, and the Note may be redeemed by Novori by payment of the entire principal and interest outstanding at any time prior to the election of the holder of the Note to convert the principal into stock. The holder of the Note has the right to accelerate the Note and declare the entire unpaid principal and interest under the Note due immediately if:

  Novori fails to keep any promise made in the Note within 30 days after written notice;

  one or more judgments is entered against Novori which exceed, in the aggregate, $100,000 if Novori does not pay such judgments or arrange for their enforcement to be postponed no later than within 30 days after the judgments have been entered;

  bankruptcy, receivership, or insolvency proceedings are started by or against Novori, or if Novori dissolves, liquidates or otherwise winds up its business; or

  there is a change in control of Novori.

The above issuances were exempt from registration under Section 4(2) and Regulation S of the Securities Act.

The following table provides as of June 5, 2006 information regarding the beneficial ownership of our common stock held by each of the Selling Shareholders, including:

  the number of shares owned by each prior to this offering;
  the total number of shares that are to be offered for each;
  the total number of shares that will be owned by each upon completion of the offering;
  the percentage owned by each; and
  the identity of the beneficial holder of any entity that owns the shares.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days.

Name of Selling Shareholder	Shares Owned Prior to this Offering (#)	Percent (%)	Maximum Number of Shares Being Offered (#)	Beneficial Ownership After Offering (#)	Percentage Owned upon Completion of the Offering (%)
689719 Ltd. (1)	516,500	4.01	516,500	0	(2)
Advasseva, Elena	1,000	(2)	1,000	0	(2)
Advasseva, Oxana	500	(2)	500	0	(2)
American Dream Holdings Ltd. (3)	50,000	(2)	50,000	0	(2)
Arkell, Ivy	2,000	(2)	2,000	0	(2)
Atwal, Balgit	10,000	(2)	10,000	0	(2)
Babin, Steve	12,000	(2)	12,000	0	(2)
Dall, Loreen	5,000	(2)	5,000	0	(2)
Degen, Vadim	1,000	(2)	1,000	0	(2)
Draycott Investments Ltd. (4)	186,875	1.48	186,875	0	(2)
Eades, Colin (5)	2,500	(2)	2,500	0	(2)
Fortin, Michael	5,000	(2)	5,000	0	(2)

Name of Selling Shareholder	Shares Owned Prior to this Offering (#)	Percent (%)	Maximum Number of Shares Being Offered (#)	Beneficial Ownership After Offering (#)	Percentage Owned upon Completion of the Offering (%)
Getty Capital Inc. (6)	300,000	2.33	300,000	0	(2)
Highland Capital Corp. (7)	360,000	2.8	360,000	0	(2)
Hunt, Margaret	300,000	2.33	300,000	0	(2)
Jamal, Azim	10,000	(2)	10,000	0	(2)
Jamani, Abdul (8)	10,000	(2)	10,000	0	(2)
Jamani, Ferzana (9)	300,000	2.33	300,000	0	(2)
Jamani, Nashrulla (10)	280,000	2.17	155,000	0	(2)
Jamani, Nilly (11)	50,000	(2)	50,000	0	(2)
Jellis, D’arcy	2,500	(2)	2,500	0	(2)
Jellis, Vanessa	2,500	(2)	2,500	0	(2)
Jesse, Andrea	100,000	(2)	100,000	0	(2)
Kneale, Kathy	500	(2)	500	0	(2)
Kopp, Rudolf	25,000	(2)	25,000	0	(2)
Lakhani, Alnoor	5,000	(2)	5,000	0	(2)
Lower, Malcolm	10,000	(2)	10,000	0	(2)
Lower, Scott	300,000	2.33	300,000	0	(2)
McHugh, Kerrie	2,000	(2)	2,000	0	(2)
McPeake, Gerry	5,000	(2)	5,000	0	(2)
Molnar, Andrea	90,000	(2)	90,000	0	(2)
Morrison, Trevor	500	(2)	500	0	(2)
Oteman, Paul	5,000	(2)	5,000	0	(2)
Peterson, Scott	250	(2)	250	0	(2)
Quinton, Caleb	5,000	(2)	5,000	0	(2)
Ratchkovski, Mikhail	1,000	(2)	1,000	0	(2)
Reed, Warren	50,000	(2)	50,000	0	(2)
Robinson, Brian	1,500	(2)	1,500	0	(2)
Saunders, Jason	55,000	(2)	55,000	0	(2)
Skomorowski, Ryan	2,500	(2)	2,500	0	(2)
Smirnov, Igor	5,000	(2)	5,000	0	(2)
Smith, Adam	1,500	(2)	1,500	0	(2)
Somani, Anish	5,000	(2)	5,000	0	(2)
Somani, Salima	5,000	(2)	5,000	0	(2)
Stoddard, Tracy	1,500	(2)	1,500	0	(2)
Strom, Elizabeth	500	(2)	500	0	(2)
Taymeron Investments Inc. (12)	2,000	(2)	2,000	0	(2)
Tunibridge Cluny (13)	50,000	(2)	50,000	0	(2)
Wesla Inc. (14)	75,000	(2)	75,000	0	(2)

Name of Selling Shareholder	Shares Owned Prior to this Offering (#)	Percent (%)	Maximum Number of Shares Being Offered (#)	Beneficial Ownership After Offering (#)	Percentage Owned upon Completion of the Offering (%)
Yaseniuk, Jeremy	500	(2)	500	0	(2)
Zero Web Hosting Inc. (15)	237,000	1.84	237,000	0

1

Includes 316,500 shares already owned, and up to 200,000 shares underlying the Note on a principal amount of up to $80,000, as drawn down by Novori. Robert Jarva has voting and investment control over securities held by 689719 B.C. Ltd.

2	Less than 1%.

3	Anish Somani has voting and investment control over securities held by American Dream Holdings Ltd.

4	Lawrence Collie has voting and investment control over securities held by Draycott Investments Ltd.

5	Colin Eades is the brother-in-law of Harold Schaffrick, a director of Novori.

6	Kim Simons has voting and investment control over securities held by Getty Capital Inc.

7	James Loughran has voting and investment control over securities held by Highland Capital Corp.

8	Abdul Jamani is the brother of Nashrulla Jamani, who is Senior VP of Novori.

9	Ferzana Jamani is the sister-in-law of Nashrulla Jamani, who is Senior VP of Novori.

10	Nashrulla Jamani is a Senior VP of Novori.

11	Nilly Jamani is the mother of Nashrulla Jamani, a Senior VP of Novori.

12	Robert Ginnetti has voting and investment control over securities held by Taymeron Investments Inc.

13	Rick Neild, the father of Mark Neild, CFO and a director of Novori, has voting and investment control over Tunibridge Cluny.

14	Wes Heppel has voting and investment control over securities held by Wesla Inc.

15	Sefi Freiman has voting and investment control over securities held by Zero Web Hosting Inc.

Except as otherwise noted in the above list, the named party beneficially owns and has sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the Selling Shareholders will sell shares of common stock not being offered in this Prospectus or will purchase additional shares of common stock, and assumes that all shares offered are sold.

The percentages are based on the 12,878,625 shares of common stock outstanding on June 5, 2006 and assumes that 200,000 shares are issued under the Note, and all shares are sold by Selling Shareholders.

Other than as described above, none of the Selling Shareholders or their beneficial owners has had a material relationship with us other than as a shareholder at any time within the past three years, or has ever been one of our officers or directors or an officer or director of our predecessors or affiliates.

Plan of Distribution

We intend to apply to the OTC Bulletin Board for the trading of our common stock upon our becoming a reporting entity under the Exchange Act. We intend to file the application upon the effective date of the Prospectus of which this Prospectus forms a part. In order for Novori to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf to make a market for our common stock. This process takes at least three months and can take longer than a year. Novori has not yet engaged a market maker to apply for quotation on the OTC Bulletin Board on our behalf. If our common stock becomes listed on the OTC Bulletin Board and a market for the stock develops, the actual price of the shares sold herein by the selling shareholders will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the Selling Shareholders named in this Prospectus. The offering price would thus be determined by market factors and the independent decisions of the Selling Shareholders named in this Prospectus.

Trading in stocks quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with a company's operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like the NASDAQ Small Cap or a stock exchange. In the absence of an active trading market: (a) investors may have difficulty buying and selling or obtaining market quotations; (b) market visibility for our common stock may be limited; and (c) a lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Once Novori's shares are quoted on the OTC Bulletin Board or similar market, and not before such time, the selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

  on such public markets as the common stock may from time to time be trading. Selling Shareholders may sell at a fixed price of $0.75 per share until such time that the shares are quoted on the OTC Bulletin Board, at which time the shares will be sold at prevailing market prices;

  in privately negotiated transactions;

  through the writing of options of the common stock;

  in short sales; or

  in any combination of these methods of distribution.

The sales price to the public may be:

  the market price prevailing at the time of sale;
  a price related to such prevailing market price; or
  such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the U.S. Securities and Exchange Commission's (the “SEC”) Rule 144.

We are bearing all costs relating to the registration of the common stock. The Selling Shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The Selling Shareholders must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. In particular, during such times as the

Selling Shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

  not engage in any stabilization activities in connection with our common stock;

  furnish each broker or dealer through which common stock may be offered, such copies of this Prospectus, as amended from time to time, as may be required by such broker or dealer; and

  not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

None of the Selling Shareholders will engage in any electronic offer, sale or distribution of the shares. Further, neither Novori nor any of the Selling Shareholders have any arrangements with a third party to host or access our Prospectus on the Internet.

Legal Proceedings

We are not aware of any pending or threatened legal proceedings which involve Novori or any of its properties or subsidiaries.

Directors, Executive Officers, Promoters, And Control Persons

Directors and Officers

Our Bylaws allow the number of directors to be fixed by the Board of Directors. Novori’s Board of Directors has fixed the number of directors at two.

Our current directors and officers are as follows:

Name	Age	Position
Harold Schaffrick	43	Director, President, CEO
Mark Neild	39	Director, CFO, Secretary, Principal Accounting Officer
Nashrulla Jamani	36	Senior VP, Investor Relations

The directors will serve as directors until our next annual shareholder meeting or until a successor is elected who accepts the position. Directors are elected for one-year terms. Officers hold their positions at the will of the Board of Directors, absent any employment agreement. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of Novori's affairs.

Harold Schaffrick, Director, President, CEO

Harold Schaffrick has been the President and CEO of Novori since its inception in July 2004. For the past five years, Mr. Schaffrick has worked as a consultant with small businesses to assist them with the process of becoming public entities. He also founded, in February 2002, and is the President of, an online retail sales business, Blue Guru Investment Group Inc. d.b.a. iCanRx. Prior to this, he worked as a project manager in information systems at the British Columbia Automobile Association for ten years designing, developing and implementing business solutions. Mr. Schaffrick attended British Columbia Institute of Technology and graduated with a Diploma in Engineering. He also has a Diploma in Computer Programming from the Career Data Institute.

Mark Neild, Director, CFO, Secretary, Chief Accounting Officer

Mark Neild has been a Director and CFO at Novori since its inception. He has worked as a consultant with many private and public companies establishing their online corporate identities, designing and developing corporate websites and assisting with public relations for these companies. Since February 2002 to the present, Mr. Neild has been assisting in developing the online presence for iCanRx, an online retail sales business of which he is a principal and the Secretary, and which has been successful in generating gross revenues of over $2,000,000 since its inception in February 2002.

Nashrulla Jamani, Senior VP, Investor Relations

Nashrulla Jamani has been VP, Investor Relations of Novori since October 2004. Since 2004, Mr. Jamani has also served as a director of business development for Fairchild International Corp., a company in the business of developing alternative energy sources. Prior to that, he worked as an account manager for various banks, maintaining client portfolios and overseeing client credit applications. Throughout his career, Mr. Jamani has gained over nine years experience working in the finance industry. He has a Bachelor of Business Administration from Simon Fraser University and an Associate Certificate in Financial Planning.

Significant Employees

Other than the senior officers described above, we do not expect any other individuals to make a significant contribution to our business.

Family Relationships

There are no family relationships among our officers, directors, or persons nominated for such positions.

No Legal Proceedings

None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Audit Committee

The functions of the Audit Committee are currently carried out by Novori’s Board of Directors. Novori's Board of Directors has determined that Novori does not have an audit committee financial expert on its Board of Directors carrying out the duties of the Audit Committee. The Board of Directors has determined that the cost of hiring a financial expert to act as a director of

Novori and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the ownership, as of June 5, 2006, of our common stock by each of our directors, and by all executive officers and directors as a group, and by each person known to us who is the beneficial owner of more than 5% of any class of our securities. As of June 5, 2006, there were 12,878,625 common shares issued and outstanding. To the best of our knowledge, all persons named have sole voting and investment power with respect to the shares, except as otherwise noted.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Common	Harold Schaffrick (1) 9648 – 128th Street, Suite 204B, Surrey, BC, V3T 2X9	4,750,000	36.88
Common	Mark Neild (2) 9648 – 128th Street, Suite 204B, Surrey, BC, V3T 2X9	4,750,000	36.88
Common	Nashrulla Jamani (3) 3131 Godwin Avenue Burnaby, BC V5C 4G3	280,000	2.17
	All Officers and Directors as a Group	9,780,000	75.94

1	Harold Schaffrick is a director, President and CEO of Novori.
2	Mark Neild is a director, CFO, Secretary and Chief Accounting Officer of Novori.
3	Nashrulla Jamani is Senior VP, Investor Relations of Novori.

Changes In Control

There are currently no arrangements which would result in a change in control of Novori.

Description of Securities

Common Stock

The authorized capital stock of Novori consists of 100,000,000 common shares, $0.0001 par value and 20,000,000 preferred shares, par value $0.0001. Holders of the common stock have no preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in dividends from sources legally available, therefore, when, as and if declared by the Board of Directors, and upon liquidation or dissolution of Novori, whether voluntary or involuntary, to share equally in the assets of Novori available for distribution to stockholders.

The Board of Directors is authorized to issue additional shares of common stock not to exceed the amount authorized by Novori's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Voting Rights

Each holder of common stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of common stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Dividend Policy

Holders of Novori's common stock are entitled to dividends if declared by the Board of Directors out of funds legally available therefore. Novori does not anticipate the declaration or payment of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, Novori's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

We are authorized to issue up to 20,000,000 shares of $0.0001 par value preferred stock. Novori has no shares of preferred stock outstanding. Under our Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series as determined by the Board of Directors. The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock.

Stock Transfer Agent

Upon completion of this offering, we intend to engage an independent stock transfer agency firm to serve as our registrar and stock transfer agent.

Shares Eligible for Future Sale

The 3,323,625 shares of common stock registered in this offering will be freely tradable without restrictions under the Securities Act. Other than 155,000 shares owned by Nashrulla Jamani, our Senior VP, Investor Relations, no shares held by our "affiliates" (officers, directors or 10% shareholders) are being registered hereunder. Of the remaining 9,755,000 of our outstanding shares, 125,000 shares have been held by Nashrulla Jamani, our VP, for less than a year, and 130,000 shares have been held by non-affiliates for more than a year, and 9,500,000 are held by our directors: Harold Schaffrick, our President, owns 4,750,000 shares, all of which have been held for over a year. Mark Neild, our CFO, owns 4,750,000 shares in Novori, all of which have been held for over a year .

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding any sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding any sale.

The 9,500,000 outstanding restricted securities held by the directors of Novori are subject to the sale limitations imposed by Rule 144. The availability for sale of substantial amounts of common stock under Rule 144 could adversely affect prevailing market prices for our securities.

Interest of Named Experts and Counsel

Accountants

Our Audited Financial Statements as of May 31, 2005 have been included in this Prospectus in reliance upon Manning Elliot LLP Chartered Accountants, as experts in accounting and auditing.

Legal Matters

The validity of the common stock offered hereby will be passed upon for us by Penny Green of Bacchus Law Group. Penny Green owns 5,000 shares of our common stock.

Reports to Security Holders

Upon effectiveness of this Prospectus, we will be subject to the reporting and other requirements of the Exchange Act and we intend to furnish our shareholders annual reports containing financial statements audited by our independent auditors and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year.

The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC, the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification of liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by the director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether the indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issues.

Delaware General Corporation Law permits a corporation to indemnify any of its directors or officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement incurred by such person in connection with a court action, if such person acted in good faith and had no reason to believe that such person’s conduct was unlawful.

The directors and officers of Novori are not insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by Novori.

Organization within the Last Five Years

We have not entered into any transactions with our officers, directors, persons nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeded $60,000.

Description of Business

Novori Inc. was incorporated as a Delaware company on July 26, 2004. Novori has one subsidiary, Novori Marketing Inc., which was incorporated as a British Columbia company on July 26, 2004 for the purpose of carrying on marketing activities in British Columbia, Canada.

We have only recently begun our current operations and we have not yet earned substantial revenues and have had operational losses to date, as well as an accumulated shareholder deficit. As of February 28, 2006, we had net losses in the amount of $345,658 and an accumulated shareholder deficit of $474,853.

Novori sells diamonds and diamond jewelry on the Internet. Our website showcases thousands of loose diamonds and hundreds of pieces of hand crafted jewelry. All our jewelry designs are hand crafted, professionally finished and quality inspected prior to being shipped to ensure a quality product is received by each customer.

We provide product information on our website to allow customers to make well informed purchasing decisions. All aspects of purchasing a loose diamond or a piece of jewelry is fully explained using easy to understand descriptions and diagrams on our website. Customers are able to shop in the convenience of their home, safely purchase products online and have 30 days to view the product or return it for an exchange or refund if desired.

Since our inception on July 26, 2004, we have been developing our business plan by finding product suppliers and developing a website. We have relationships with two jewelers in Los Angeles which allow us to produce custom designs as well as a main line of standard products. Our jewelers are capable of computer aided ring design, casting, hand crafting, polishing and diamond setting. They are able to provide us with custom products.

We began our website design and development project in August 2004. The website was designed to showcase fine diamonds and jewelry products and to allow customers to purchase product online.

As a retailer of diamonds and jewelry, we identified our suppliers early on. We found one of our jewelers in October 2004 and in November, 2004, we chose several diamond suppliers to work with. Since that time several other diamond suppliers have worked with us to supply our product. Currently we work with approximately 20 diamond suppliers and two jewelers.

To finance our operation, we completed our first round of financing in December 2004. The Novori website was launched in February 2005. A second round of financing was completed in March 2005.

After the initial launch of our website, www.Novori.com, the look of the site was redesigned and re-launched in June 2005. Since our customers will need to be on the Internet in order to purchase from us, an agreement was signed in June 2005 to optimize and enhance our website for Internet search engines. Our merchant account for credit card processing was acquired in September 2005. Currently we are expanding our product line and sourcing new suppliers.

Internet and Online Commerce

Online commerce allows companies to sell directly to end consumers, thereby removing intermediaries from the traditional retail supply chain. Online commerce offers some advantages to retailers, including the lower cost of maintaining a website as compared to maintaining one or more physical storefronts and increased opportunities for marketing and personalized services. An Internet retailer can tailor its featured selections, editorial content, visual presentation, shopping interfaces and even pricing to react quickly to changing consumer tastes. Online retailers may more easily compile information about their customers which can assist them in determining consumer tastes, or in planning marketing strategies to reach their target customers. There are some distinct disadvantages to selling online, however, which include customer concerns about security, privacy, delivery time associated with Internet orders, and quality of goods.

The Retail Diamond Industry

Forrester Research estimates online jewelry and luxury goods sales will reach approximately $6 Billion in 2008 and $7 Billion in 2010. Production of diamond jewelry begins with diamond mining and involves many intermediaries, including rough diamond dealers, diamond cutters, diamond wholesalers and diamond retailers before the jewelry is sold to the end consumer.

Worldwide diamond production is dominated by a small number of diamond mining companies. De Beers S.A., a diamond mining company, has estimated that it supplies approximately two-thirds of the world’s diamonds by value. Mining companies usually sell rough diamond stones to a limited number of rough diamond dealers, who in turn either cut the rough diamond stones themselves to produce diamonds or sell them to diamond cutters. Wholesalers and jewelry manufacturers purchase cut diamonds and sell them to consumers through jewelry retailers. The diamond and jewelry retail market in the US consists primarily of small, independent stores and a small group of national retail chains such as Tiffany & Co. and Signet PLC’s Kay Jewelers.

Our Products and Services

Novori sells a selection of diamonds and diamond jewelry through its website, www.Novori.com. It also offers customized jewelry. Novori offers a selection of over 30,000 loose diamonds and over 500 different styles and settings of jewelry. Its available products include loose diamonds, engagement rings, including solitaire settings, rings with side stones and three stone settings, matching bridal sets (engagement rings and wedding bands), tension rings, wedding rings, diamond bracelets, earrings and pendants. Styles incorporate platinum, gold and white gold settings. The prices of our products range from as low as $200 to over $3,000. Novori allows customers to create their own engagement rings by choosing diamonds based on their shape, carat weight, cut, color, clarity, polish and certification and by selecting from a variety of settings.

Our main target market is young men or couples looking for engagement rings for their upcoming wedding. Because of the age group of this target market (25 to 45 years of age), we believe they are well suited and comfortable to shopping online for products and services. At this time we have not yet gathered any information regarding our current customers.

Our Distribution Methods

We currently have no significant share in the market for diamonds or jewelry sales. We sell diamonds and jewelry through our website, www.Novori.com.

Due to the online nature of our business, Novori does not have the need to purchase or hold inventory. We complete our sales by acquiring diamonds and jewelry as they are ordered by our customers. If we are successful in increasing our revenues through diamond sales, we plan to hold a limited amount of inventory to take advantage of discounts offered by suppliers. We also anticipate the need to hold inventory during the December holiday season when the demand for last minute gift purchases is high.

Technology associated with the Internet is changing at a rapid pace. Our website is designed to isolate the various aspects of the shopping, ordering and fulfillment process. When new technology can improve a portion of our website design, we will incorporate it without impacting the entire website. Isolated areas include the browser shopping interface, the e-commerce process, order processing, customer management, product management, security measures and report generation.

Our database is designed to be modified and extended with minimal impact on existing processes as the business grows. We anticipate ongoing changes to our database and other backend systems and have designed them to ensure the daily operations are not adversely impacted when changes are required. Our online transactions are protected with 128 bit secure socket layer (SSL) encryption which is the highest level currently available. Other security measures will be investigated and incorporated into our systems to provide customers full security of their personal information.

An important part of our business is to have current products and prices on our website. To ensure we are able to sell the diamonds on our website, our diamond list will have to be updated at least daily. We have built our online system to accommodate this; however, this may be more difficult once many suppliers are online. Novori is actively looking to be part of industry trade shows and industry affiliations. Novori recently became a member of JVC, Jewelers Vigilance Committee, which oversees the industry.

Our Suppliers

We sell both diamonds and jewelry on our website. Our website includes products from 20 diamond suppliers and 2 jewelers, all of whom are located in the US. The diamond suppliers supply us with loose diamonds that are ordered from our customers. For orders of jewelry, we obtain the diamonds from one of our 20 diamond suppliers and we send those diamonds to one of our 2 jewelers for completion of our product. The jewelers create the mountings, set and polish the jewelry and then send the jewelry directly to our customers on our behalf. The diamond suppliers also supply us with the diamonds for our jewelry. We do not have any written agreements with our jewelers. We do not have formal agreements with any of our diamond suppliers but we have spoken to each one of them and determined that they will sell to us and that we are able to list their diamonds on our website. Most of them are small operations. A few of them are larger companies. We call our suppliers on an individual basis for each diamond. Ordering is always done over the phone and payment must be made before we receive the diamonds.

Order and Fulfillment Process

Novori will receive an order in our online system database from a customer who has completed several online forms on our website. The customer will have provided us with his or her personal and payment information as well as the product numbers of the items (ring setting and diamond) that he or she intends to purchase.

Our first step is to contact the customer and confirm the order and delivery information with him or her. We do this for several reasons. We want to establish a relationship with the customer and instill confidence that we are actively working on the order. We also want to verify the information has been provided to us for our own security. We will also check the IP address that the customer visited our website from and do an online verification of the customer’s name and address. Once we are confident in the credibility of the customer, we will start the order process through one or more of our suppliers, as required.

We then contact the diamond supplier that has the diamond to ensure that the diamond is still in stock. If it is no longer in stock, we will we will try to source diamonds that have identical characteristics and the same price range as was selected by the customer from another one of our suppliers. If there is a change in the diamond we will confirm this change with the customer. Once we have the diamond sourced, we will inform one of our jewelers of the customer’s order and delivery date. This is done with our proprietary backend computer ordering system. At this time, we do not have written agreements with any of our jewelers but are currently negotiating several contracts.

Once the payment has cleared (either by bank wire or credit card) we make a payment to our diamond suppliers and instruct them to ship the diamond directly to one of our jewelers. According to our verbal agreements with our jewelers, our jewelers cast the ring in preparation for the arrival of the diamond and then, once the diamond arrives, check the diamond and then set the diamond. An invoice is created from the software portion of our website and the diamond is packaged and shipped to the customer by our jewelers. Our jewelers then invoice us for the cost of the setting.

Marketing

Novori is a new company and thus has little market presence at this time. The image that we intend to portray and develop is that of a high end, brand name online retailer for loose diamonds and jewelry. Customers’ perceptions of Novori will primarily be based on impressions from our website but will also be followed up with the personal interaction with our sales support staff.

We plan to conduct advertising primarily on the web and we plan to focus our advertisements on the quality and hand made characteristics of the products we sell. We anticipate that in the future we will purchase printed ads that will also focus on the quality and refinement of handmade jewelry. We are currently using search engine optimization marketing techniques which we believe generates the majority of our customers.

To market our products, we intend to use online pay per click channels and portal shopping sites. We have already begun to highly optimize our website so that it may be easily found on the major search engines on the Internet.

New Products and Services

Novori’s website through which it sells diamonds and jewelry has been fully functional since February 2005. Each month Novori adds new products to its selection of products for online purchase, depending on what becomes newly available through our suppliers. In September 2005 for example, we added ten new sets of matching bridal sets (wedding and engagement rings).

If Novori is successful in gaining market acceptance, we will further develop our product line by adding seasonal gift items and an expanded product line such as watches and gifts. We continually update our website based on customer feedback to enable a positive shopping experience for consumers. In the future, we intend to develop and display on our website promotions surrounding special celebrations and holidays including Valentine’s Day, Mother’s Day and Father’s Day.

Competition

In the diamond and fine jewelry retail market, we face intense competition from both traditional and online retailers of luxury goods and jewelry. Current and potential competitors include:

  independent jewelry stores;
  retail jewelry store chains, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers;
  other online retailers that sell diamonds or jewelry, such as Amazon.com and Blue Nile;
  boutiques and websites operated by brand owners;
  department stores, such as Nordstrom and Neiman Marcus;
  catalog and television shopping retailers, such as Home Shopping Network; and
  discount superstores, mass retailers and wholesale clubs, such as Costco Wholesale.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to consumers, either through physical retail outlets or through an online store.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships and significantly greater financial, marketing and other resources. In addition, traditional store-based retailers offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet, as well as a more convenient means of returning and exchanging purchased products.

We believe that our professionally designed website enhances the shopping experience with vivid product images and allows for easy product selection for shoppers.

We expect that developing a good reputation will be key to our success in developing a recognizable and trusted brand, which we believe can be achieved by providing a positive customer experience, which includes an easy to use ordering system and reliable service and delivery. We believe that we compete favorably in the market in terms of the customer experience that we provide to purchasers of our diamonds and jewelry online in that we have designed an online ordering interface which is unique in design and easy to navigate and we offer good selection, as well as the ability to create customized jewelry.

The ability to sell diamond jewelry online has several strategic advantages over traditional jewelry stores. Novori will not be holding inventory so overhead costs required to run the business will be kept low.

We believe we compete favorably with our online competitors in terms of selection by offering a wide range of loose diamonds and unique jewelry pieces. Through our suppliers, we have the ability to design custom rings or modify designs for our customers. This is a unique service not currently offered by many online jewelry sites.

Sources and Availability of Raw Materials

As of the date of this Prospectus, we have no need for raw materials.

Customer Base

As of the date of this Prospectus, we have very few customers. Our retail sales of $298,724 from inception to February 28, 2006 have been generated from sales to a variety of individual customers. We do not anticipate that our products will appeal to corporate buyers and we do not anticipate that we will become reliant on a few major customers in the future.

Research and Development

Since our inception, we have not spent any money on research or development. During the past year in building our website, our senior officers researched the online diamond industry by reviewing websites and other available business information of our competitors.

Intellectual Property

We own the copyright of all of the contents of our website, www.Novori.com.

Legislation and Government Regulation

Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. Because Novori sells its diamonds through the Internet, Novori will be subject to rules and regulations around the world which effect the business of the Internet.

The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and commerce may prompt calls for more stringent consumer protection laws, both in the US and abroad, that may impose additional burdens on companies conducting business on the Internet. Furthermore, the Federal Trade Commission has recently investigated the disclosure of personal identifying information obtained from individuals by Internet companies. Evolving areas of law that are relevant to our business include privacy law, proposed encryption laws, content regulation and sales and use tax. For example, changes in copyright law could require us to change the manner in which we conduct business or increase our costs of doing business. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm us by subjecting us to liability or forcing us to change how we do business.

Environmental Law Compliance

To the extent which environmental compliance may be necessary, we do not anticipate any significant compliance expense.

Employees

As of February 28, 2006, we have no part time or full time employees. Both of our directors work full time as independent contractors and work in the areas of web development, business development and management. We currently engage independent contractors in the areas of accounting and legal services.

Management's Discussion and Analysis or Plan of Operation

The following discussion should be read in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The discussions of results, causes and trends should not be construed to imply any conclusion that these results or trends will necessarily continue into the future.

Overview

Novori is an online retailer of loose diamonds and fine jewelry. Novori provides its customers with a unique and safe online shopping experience that provides extensive product and purchasing information along with a no risk purchase, in that customers can return products within 30 days for an exchange or refund. Through our jewelers we have the ability to custom make any piece of jewelry. Our website showcases thousands of loose diamonds and hundreds of pieces of handcrafted jewelry.

To achieve our objectives, we must be able to maintain the quality of our website, selection of our products and a high level of customer support available through telephone and email. Longer term, we must develop a strong base of jewelry suppliers and jewelers to allow us to expand the product line and knowledge base content on our website. We must also build the infrastructure to accommodate order fulfillment if we are successful in increasing our sales volume.

In order to improve Novori's liquidity, in fall 2006 Novori intends to begin pursuing additional equity financing through discussions with investment bankers and private investors. There can be no assurance Novori will be successful in its efforts to secure additional equity financing. If Novori is unable to raise equity or obtain alternative financing, Novori may not be able to continue operations with respect to the continued operation of its website.

Following the initial development stage, the organizational objective is to be "lean and mean". Because our business is web based and the majority of our customer interface is electronic, we anticipate a slower growth plan for the organization.

If operations and cash flow improve through future financing efforts, management believes that Novori can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to the financial statements, includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. The following is a brief discussion of the more significant accounting policies and methods used by us.

Revenue Recognition

We recognize revenue from the online sale of diamonds and diamond jewellery products in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” We account for revenue as a principal using the guidance in EITF 99-19, “Reporting Revenue Gross as a Principal vs. Net as an Agent”. Revenue consists of the sale of diamonds and diamond jewellery products and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured. We provide the customer with a 30 day right of return. We recognize revenue at the time of sale in accordance with SFAS No. 48 “Revenue Recognition When Right of Return Exists”. Gross revenues and related cost of sales are reduced by the estimated amount of future returns based upon past historical experience. Actual future returns could materially differ from those estimated by us, and it could have a negative impact on our gross profit as reported. Trade accounts receivable relate to the online sale of diamonds and diamond jewellery products. We regularly review the collectibility of any outstanding receivables, together with their estimate of the credit worthiness of the client. Novori sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. Allowances for doubtful accounts are based on estimate of losses on customer receivable balances.

Results of Operations from Inception (July 26, 2004) to May 31, 2005

Revenues and Cost of Sales

From inception to May 31, 2005, Novori received net revenues of $27,817. Cost of sales on those revenues was $21,615 resulting in gross profits of $6,202 or 22%. All of Novori’s revenues during this period were generated from the sale of diamonds and jewelry through its website, www.Novori.com.

Expenses

The major components of our expenses for the period from inception to May 31, 2005 are consulting fees to our directors and officers of $33,544, legal fees of $31,422 and $22,773 in general and administrative expenses. Our general and administrative expenses consisted mainly of advertising and promotion, photography, computer, telephone, travel and entertainment expenses. We expect that our expenses will increase over the next year as we increase our marketing and promotional activities. If we are successful in increasing traffic to our website and in increasing revenues, we anticipate that we will incur additional expenses in the areas of customer service and web support. We plan on adding new products and continually updating our website, so we anticipate that we will have continuing expenses related to maintaining and improving our website.

Net Loss

Our net loss for the period from inception to May 31, 2005 was ($81,631). The loss was primarily due to legal fees, director fees and general and administrative costs. We expect to continue to incur losses for at least another two years.

Results of Operations for the Period from Inception to February 28, 2006 and for the Nine Months Ended February 28, 2006

Revenues and Cost of Sales

Of the $298,724 net revenues Novori generated since inception to February 28, 2006, $270,907 were received during the nine months ended February 28, 2006. For the nine months ended February 28, 2006, costs of sales was $240,825 resulting in a gross profit of $30,082 or 11%. This compares to cost of sales from inception on July 26, 2004 to February 28, 2006 of $263,340 and a gross profit of $35,384 or 12% during that period. The fluctuations in our profit margins are due to a dramatic difference in profit margins from the sale of our different products. For example, we have the lowest profit margins from sales of our loose diamonds.

Expenses

Our expenses for the period from inception on July 26, 2004 to February 28, 2006 were $381,042 consisting of consulting fees of $96,544, professional fees of $40,849, $196,088 in advertising and promotion expense, and $47,310 in general and administrative expenses. General and administrative expenses during this period included advertising and promotion, photography, computer, telephone, travel and entertainment expenses. For the nine months ended February 28, 2006, our total expenses were $298,209, consisting mainly of $196,088 in advertising and promotion, $24,537 in general and administrative expenses, and $9,427 for professional fees.

Net Loss

Our net loss for the period from inception to February 28, 2006 was ($345,658). The loss was primarily due to marketing and promotional expenses, consulting fees and general and administrative costs. For the nine months ended February 28, 2006, we incurred a net loss of ($263,127), due mainly to our marketing and promotional expense.

Liquidity and Capital Resources

As of May 31, 2005, we had working capital of $16,566. Due mainly to our marketing and promotional expenses, our available working capital depleted to a working capital deficit of ($98,242) as of February 28, 2006.

Our accumulated net loss of ($474,853) since our inception to February 28, 2006 was funded by a combination of private placements, a loan from a related party and draw downs on a convertible note. During this period we raised $114,440 in equity financing, $80,000 received from the issuance of a convertible note, and we borrowed $9,910 from a company owned principally by Novori’s directors. The convertible note, entered into on July 5, 2005, allows Novori to obtain a loan of up to $80,000 which can be drawn down any time before April 5, 2007. The principal amount of the note accrues interest annually at a rate of 5% per annum. The principal amount of the note is convertible at the option of the lender into common shares of Novori at a price of $0.75 per share. Interest payments are due annually and the full principal amount is due on July 5, 2007. Novori has the option of paying down the principal in part or in whole at any time prior to the due date. Novori has already drawn down the entire balance of this note.

Novori expects to incur substantial losses over the next two years. We estimate that our cash requirements over the next 12 months will be approximately $250,000 as follows:

  $120,000 in marketing and promotional expense;
  $ 30,000 in auditor and legal fees;
  $ 30,000 in accounts payable and other liabilities;
  $ 40,000 in general and administrative expenses; and
  $ 30,000 for website maintenance and improvements.

As of February 28, 2006, Novori had cash of $12,317, a decrease of $9,777 from May 31, 2005 We believe that we need approximately an additional $237,683 to meet our capital requirements over the next 12 months. Our intention is to obtain this money through a combination of sales, private placements and loans.

Novori plans to engage outside contractors and consultants who are willing to be paid in stock rather than cash or a combination of stock and cash. Expenses incurred which cannot be paid in stock, such as auditors’ fees, will be paid through cash. There are no assurances that Novori will be able to meet its capital requirements or that its capital requirements will not increase. If

Novori is unable to raise necessary capital to meet its capital requirements, Novori may not be able to continue operations.

If we are successful in increasing revenues, we will incur additional costs for personnel. In order for Novori to attract and retain quality personnel, management anticipates it will need to offer competitive salaries, issue common stock to consultants and employees and grant Novori stock options to future employees. We anticipate that we will need approximately $50,000 per year beginning in 2007 to pay salaries to employees in working in the areas of customer service and web support.

We have not yet had sufficient operations to notice any material effects of any seasonal aspects on our financial condition. We anticipate, however, that we will experience peak sales in late November and December during the holiday shopping season, reflecting the general pattern of the retail industry. We also expect to have higher sales in February and May relating to Valentine’s Day and Mother’s Day. Due to the expected seasonality of our sales, we believe it is likely that our quarterly results will fluctuate, perhaps significantly.

Novori's independent auditors have stated in their report dated November 15, 2005 included herein, that Novori has incurred operating losses from its inception and that Novori is dependent upon its ability to meet its future financing requirements and the success of future operations. These factors raise substantial doubt about Novori's ability to continue as a going concern.

Known Material Trends and Uncertainties

As of November 30, 2005, Novori has no off balance sheet transactions that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

We believe that the above discussion contains a number of forward-looking statements. Our actual results and our actual plan of operations may differ materially from what is stated above. Factors which may cause our actual results or our actual plan of operations to vary include, among other things, decision of the Board of Directors not to pursue a specific course of action based on a re-assessment of the facts or new facts, changes in online diamond and jewelry sales, the diamond and jewelry distribution industry or general economic conditions.

Description of Property

Our principal executive offices are located at 9648 – 128th Street, Surrey, British Columbia, Canada. The office is approximately 1,200 square feet. We have use of the entire facility at no cost from a company owned principally by Novori’s directors. Website development work and customer sales and support currently take place out of our Canadian office.

We have a US office located at 1313 East Maple Street, Suite 425 in Bellingham, Washington. Our rent is $40 per month, and our lease is on a month to month basis. This is a virtual office facility used by Novori as means of communications and convenience for our US customers. If Novori’s sales increase over the next year, we will expand this Bellingham office to handle product packaging and shipping.

Certain Relationships and Related Transactions

We have not entered into any transactions with our officers, directors, persons nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeded $60,000.

Market For Common Equity and Related Stockholder Matters

Market Information

Our common stock is not traded on any exchange. We plan to eventually seek listing on the OTC Bulletin Board, once our Prospectus has been declared effective by the SEC. We cannot guarantee that we will obtain a listing. There is no trading activity in our securities and there can be no assurance that a regular trading market for our common stock will ever be developed.

A market maker sponsoring a company's securities is required to obtain a listing of the securities on any of the public trading markets, including the OTC Bulletin Board. If we are unable to obtain a market maker for our securities, we will be unable to develop a trading market for our common stock. We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for listing on the OTC Bulletin Board.

We intend to apply for listing of the securities on the OTC Bulletin Board, but there can be no assurance that we will be able to obtain this listing. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers in stocks. OTC Bulletin Board stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

As of November 30, 2005, there were 53 holders of record of our common stock.

Executive Compensation

The following Summary Compensation Table sets forth the total annual compensation paid or accrued by us to or for the account of the Chief Executive Officer and each other executive officer whose total cash compensation exceeds $100,000:

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards		Payout(s)

Name and				Other	Restricted	Securities
Principal				Annual	Stock	Underlying	LTIP	All Other
Position	Year	Salary	Bonus	Compensation	Award(s)	Options/SARs	Payouts	Compensation
		$	$	$	$	(#)	$	$
Harold
Schaffrick,	2005	10,500(1)	Nil	Nil	Nil	Nil	Nil	Nil
President
and CEO

1	Paid as management consulting fees.

Option/SAR Grants in Last Fiscal Year

No Options/SARs were granted in the last fiscal year to any executive officers.

Compensation of Directors

No compensation has been paid to our directors since inception of Novori for any services provided as director, committee participation or special assignments.

Financial Statements

Our Audited Consolidated Financial Statements as of May 31, 2005 and for the period from July 26, 2004 (Date of Inception) to May 31, 2005, and our Unaudited Consolidated Financial Statements as of February 28, 2006 and for the nine month period ended February 28, 2006 and accumulated for the period from July 26, 2004 (Date of Inception) to February 28, 2006 follow as pages F-1 through F-12.

Novori Inc.
(A Development Stage Company)

February 28, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Novori Inc. (A Development Stage Company)

We have audited the accompanying consolidated balance sheet of Novori Inc. (A Development Stage Company) as of May 31, 2005 and the related consolidated statements of operations, cash flows and stockholders’ equity for the period from July 26, 2004 (Date of Inception) to May 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novori Inc. (A Development Stage Company) as of May 31, 2005, and the results of its operations and its cash flows for the period from July 26, 2004 (Date of Inception) to May 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficiency and has incurred a loss from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 9 to the accompanying financial statements, the Company has restated its financial statements for the period from July 26, 2004 (Date of Inception) to May 31, 2005.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, Canada

November 15, 2005

Novori Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in US dollars)

	February 28,	May 31,
	2006	2005
	$	$
	(unaudited)	(audited)
		(Restated – Note 9)
ASSETS
Current Assets
Cash	12,317	22,094
Accounts receivable	4,600	4,722
Inventory	15,279	–
Prepaid expenses	10,000	–
Total Current Assets	42,916	26,816
Property and Equipment (Note 3)	376	533
Total Assets	42,572	27,349

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	26,508	1,641
Accrued liabilities (Note 4)	94,637	6,775
Due to related parties (Note 5(a))	10,000	1,834
Deferred revenue	9,293	–
Total Current Liabilities	140,438	10,250
Convertible note (Note 6)	80,000	–
Total Liabilities	220,438	10,250
Contingencies and Commitments (Notes 1 and 8)
Stockholders’ Equity (Deficit)
Preferred Stock, 20,000,000 shares authorized, with a par value of $0.0001,
None issued and outstanding	–	–
Common Stock, 100,000,000 shares authorized, with a par value of $0.0001,
12,622,625 shares issued and outstanding	1,262	1,262
Additional Paid-in Capital	223,618	223,618
Donated Capital	74,757	6,043
Accumulated Other Comprehensive Loss	(2,650)	(2,098)
Deficit Accumulated During the Development Stage	(474,853)	(211,726)
Total Stockholders’ Equity (Deficit)	(177,866)	17,099
Total Liabilities and Stockholders’ Equity (Deficit)	42,572	27,349

(The accompanying notes are an integral part of these consolidated financial statements)

Novori Inc.
(A Development Stage Company)
Consolidated Statements of Operations
(Expressed in US dollars)

	Accumulated from	For the	For the period
	July 26, 2004	Nine Months	July 26, 2004
	(Date of Inception) to	Ended	(Date of Inception) to
	February 28,	February 28,	May 31,
	2006	2006	2005
	$	$	$
	(unaudited)	(unaudited)	(audited)
			(Restated – Note 9)

Net Revenue	298,724	270,907	27,817
Cost of sales	263,340	240,825	21,615
Gross Profit	35,384	30,082	6,202

Expenses
Amortization	251	157	94
Advertising and promotion	196,088	196,088	–
Consulting fees (Note 5(b))	96,544	63,000	33,544
General and administrative (Note 5(c))	47,310	24,537	22,773
Professional fees	40,849	9,427	31,422
Total Expenses	381,042	293,209	87,833
Net Loss	(345,658)	(263,127)	(81,631)
Other Comprehensive Loss
Foreign currency translation adjustment	(2,650)	(552)	(2,098)
Comprehensive Loss	(348,308)	(263,679)	(83,729)

Net Loss Per Share – Basic and Diluted		(0.02)	(0.01)
Weighted Average Shares Outstanding		12,623,000	8,474,000

(The accompanying notes are an integral part of these consolidated financial statements)

Novori Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Accumulated from	For the	For the period
	July 26, 2004	Nine Months	July 26, 2004
	(Date of Inception) to	Ended	(Date of Inception) to
	February 28,	February 28,	May 31,
	2006	2006	2005
	$	$	$
	(unaudited)	(unaudited)	(audited)
			(Restated – Note 9)

Operating Activities

Net loss	(344,758)	(263,127)	(81,631)

Adjustments to reconcile net income loss to cash:
Expenses paid by issue of common stock	250	–	250
Donated services and expenses	74,757	68,714	6,043
Amortization	251	157	94

Change in operating assets and liabilities:
Accounts receivable	(4,587)	138	(4,725)
Inventory	(15,279)	(15,279)	–
Accounts payable and accrued liabilities	120,841	112,419	8,422
Prepaid expenses	(10,000)	(10,000)	–
Due to related parties	9,910	8,058	1,852
Deferred revenue	9,293	9,293	–

Net Cash Used In Operating Activities	(159,322)	(89,627)	(69,695)

Investing Activities

Purchase of property and equipment	(627)	–	(627)

Net Cash Used In Investing Activities	(627)	–	(627)

Financing Activities
Common stock reacquired	(19,905)	–	(19,905)
Proceeds from issuance of common stock	114,440	–	114,440
Proceeds from issuance of convertible note	80,000	80,000	–

Net Cash Provided By Financing Activities	174,535	80,000	94,535

Effect of Exchange Rate Changes on Cash	(2,269)	(150)	(2,119)

Increase (decrease) in Cash	12,317	(9,777)	22,094

Cash - Beginning of Period	–	22,094	–

Cash - End of Period	12,317	12,317	22,094

Non-Cash Financing and Investing Activities:

Issuance of common stock for services	250	–	250

Supplemental Disclosures:

Interest paid	–	–	–
Income taxes paid	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Novori Inc.
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficit)
From July 26, 2004 (Date of Inception) to February 28, 2006
(Expressed in US dollars)

						Deficit
					Accumulated	Accumulated
			Additional		Other	During the
			Paid-in	Donated	Comprehensive	Development
	Common Stock	Amount	Capital	Capital	Loss	Stage	Total
	#	$	$	$	$	$	$
Balance – July 26, 2004 (Date of
Inception)	–	–	–	–	–	–	–
Stock issued for cash:
- at 0.0001 per share	8,000,000	800	–	–	–	–	800
- at 0.016 per share	2,499,375	250	39,740	–	–	–	39,990
- at 0.20 per share	373,250	37	74,613	–	–	–	74,650
Stock issued for services:
- at 0.0001 per share	2,500,000	250	–	–	–	–	250
Stock reacquired for cash at $0.027 per
share, which includes a discount of
$0.173 per share	(750,000)	(75)	110,265	–	–	(130,095)	(19,905)
Stock issue costs	–	–	(1,000)	–	–	–	(1,000)
Donated expenses	–	–	–	6,043	–	–	6,043
Foreign currency translation adjustment	–	–	–	–	(2,098)	–	(2,098)
Net loss	–	–	–	–	–	(81,631)	(81,631)
Balance – May 31, 2005 (audited)	12,622,625	1,262	223,618	6,043	(2,098)	(211,726)	17,099
Donated services and expenses	–	–	–	68,714	–	–	68,714
Foreign currency translation adjustment	–	–	–	–	(552)	–	(552)
Net loss	–	–	–	–	–	(263,127)	(263,127)
Balance – February 28, 2006 (unaudited)	12,622,625	1,262	223,618	74,757	(2,650)	(474,853)	(177,866)

(The accompanying notes are an integral part of these consolidated financial statements)

Novori Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2006

1.	Development Stage Company

The Company was incorporated in the State of Delaware, USA on July 26, 2004. Effective July 28, 2004, the Company incorporated a wholly-owned subsidiary, Novori Marketing Inc. (“Marketing”), in the Province of British Columbia, Canada. The Company’s principal business is the purchase and sale of diamonds over the Internet.

The Company is in the development stage and although the Company has recently commenced planned principal activities, there has been no significant revenue generated to date. In a development stage company, management devotes most of its activities to developing a market for its products and services. The Company’s primary source of revenue is the sale of diamonds. These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated minimal revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going concern and the ability of the Company to emerge from the development stage is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, to generate significant revenues an the attainment of profitable operations. As at February 28, 2006, the Company has a working capital deficiency of $98,242 and accumulated losses of $474,853 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

The Company plans to file an amended Form SB-2 Registration Statement (“SB-2”) with the United States Securities and Exchange Commission to register up to 3,323,625 shares of common stock for resale by existing shareholders of the Company at $0.75 per share until the shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

2.	Summary of Significant Accounting Policies

	a)	Basis of Presentation and Fiscal Year

These financials statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company has not produced significant revenue from its principal business and is a development stage company as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”. These financial statements include the accounts of the Company and its wholly-owned subsidiary, Novori Marketing Inc. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is May 31.

	b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	c)	Other Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. As at February 28, 2006 and May 31, 2005, the Company’s only component of comprehensive loss was foreign currency translation adjustments.

	d)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	e)	Inventory

Inventory is determined on a first-in, first-out basis and is stated at the lower of cost or market. Market is determined based on the net realizable value, with appropriate consideration given to obsolescence, excessive levels, deterioration and other factors. At February 28, 2006, inventory consisted of diamonds held for sale.

Novori Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2006

2.	Summary of Significant Accounting Policies (continued)

	f)	Concentrations

The fair value of financial instruments, which include, accounts receivable, prepaid expenses, accounts payable, accrued liabilities, amounts due to a related party, and convertible note were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company’s operations are in Canada resulting in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk. At February 28, 2006 100% of the total accounts receivable is with one customer. Financial instruments that are potentially subject the Company to credit risk consist principally of cash. Cash is deposited with a high quality financial institution.

	g)	Foreign Currency Transactions

The Company’s functional currency is the United States dollar. Foreign currency transactions are accounted for in accordance with SFAS No. 52 “Foreign Currency Translation” (“SFAS No. 52”). Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. The functional currency of the wholly-owned subsidiary is the Canadian dollar. The financial statements of the subsidiary are translated to United States dollars in accordance with SFAS No. 52 using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	h)	Start-up Expenses

The Company has adopted Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-up Activities," which requires that costs associated with start-up activities be expensed as incurred. Accordingly, start-up costs associated with the Company's formation have been included in the Company's operating expenses for the period from inception on July 26, 2004 to February 28, 2006.

	i)	Property and Equipment

Property and equipment consists of computer hardware and is recorded at cost. Computer hardware is being amortized on the straight line basis over the estimated life of three years.

	j)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	k)	Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (“SFAS 128”). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

Novori Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2006

2.	Summary of Significant Accounting Policies (continued)

	l)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

	m)	Revenue Recognition

The Company recognizes revenue from the online sale of diamonds and diamond jewellery products in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” The Company accounts for revenue as a principal using the guidance in EITF 99-19, “Reporting Revenue Gross as a Principal vs. Net as an Agent”. Revenue consists of the sale of diamonds and diamond jewellery products and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured. The Company provides the customer with a 30 day right of return. The Company recognizes revenue at the time of sale in accordance with SFAS No. 48 “Revenue Recognition When Right of Return Exists”. Gross revenues and related cost of sales are reduced by the estimated amount of future returns based upon past historical experience. Novori sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. Allowances for doubtful accounts are based on estimate of losses on customer receivable balances.

	n)	Advertising Costs

Advertising costs are charged to operations as incurred.

	o)	Shipping and Handling Costs

The Company pays all shipping and handling costs within the United States, which is included in cost of sales. The Company currently does not ship outside of the United States.

	p)	Stock-based Compensation

Prior to January 1, 2006, the Company accounted for stock-based awards under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” using the intrinsic value method of accounting, under which compensation expense was only recognized if the exercise price of the Company’s employee stock options was less than the market price of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R “Share Based Payments”, using the modified retrospective transition method. The Company did not have any unvested stock options or share based payments as of January 1, 2006. Accordingly, there was no effect on the Company’s reported loss from operations, cash flows or loss per share as a result of adopting SFAS No 123R.

	q)	Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Novori Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2006

2.	Summary of Significant Accounting Policies (continued)

	q)	Recent Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

The Financial Accounting Standards Board has issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” and No. 156 “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”, but they will not have a material effect in the Company’s results of operations or financial position.

	r)	Interim Financial Statements

The interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3.	Property and Equipment

Computer hardware is recorded at cost and is being amortized on the straight-line basis over its estimated life of three years.

			February 28,	May 31,
			2006	2005
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$
			(unaudited)	(audited)

Computer hardware	627	251	376	533

4.	Accrued Liabilities

Accrued liabilities consist of the following:

	February 28,	May 31,
	2006	2005
	$	$
	(unaudited)	(audited)

Professional fees	40	6,775
Accrued website services	90,000	–
Accrued interest	1,529	–
Advertising & Promotion	2,078
Allowance for sales returns	990	–

	94,637	6,775

Novori Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2006

5.	Related Party Transactions

	a)	At February 28, 2006, the Company owes $10,000 (May 31, 2005 - $1,834) to a company controlled by two directors of the Company. These amounts are non-interest bearing, unsecured and due on demand.

b)

Consulting fees of $63,000 (May 31, 2005 – $nil) were recorded as donated services by the directors of the Company during the nine-month period ended February 28, 2006. During the fiscal year ended May 31, 2005, the Company paid $33,544 to directors for consulting services.

c)

The Company is provided with office premises with a fair value of $636 (CDN$750) per month at no charge from a  company owned principally by directors of the Company. The fair value was based upon the monthly out-of-pocket cost incurred by the director’s company. During the nine month period ended February 28, 2006, rent of $5,714 (CDN$6,750) was charged to operations and recorded as donated capital. During the fiscal year ended May 31, 2005, rent of $6,043 (CDN$7,500) was charged to operations and recorded as donated capital.

6.	Convertible Note

On July 5, 2005, the Company issued a Convertible Note (the “Note”) with an aggregate principal amount of $80,000 maturing on July 5, 2007. Under the terms of the Note, the Company can borrow up to $80,000 with interest payable annually at 5% per annum, and convertible into common shares of the Company at $0.40 per common share. During the nine month period ended February 28, 2006, the Company received $80,000 relating to the Note.

The creditor has the right to declare the entire unpaid principal and interest due immediately if the Company is in breach of any covenant contained in the Note within 30 days after written notice from the creditor. Covenants contained in the Note are: if one or more judgements is entered against the Company which exceed, in the aggregate, $100,000 and the Company does not pay such judgements or arrange for their enforcement to be postponed no later than within thirty days after the judgements have been entered; if bankruptcy, receivership, or insolvency proceedings are started by or against the Company, or if the Company dissolves, liquidates or otherwise winds up its business; or if there is a change in control of the Company. At February 28, 2006, there were no violations of the debt covenants, or conversion of amounts into common shares.

7.	Common Stock

	a)	On May 30, 2005, the Company issued 100,000 shares of common stock to an officer of the Company at a price of $0.20 per share for cash proceeds of $20,000, pursuant to a private placement.

b)

On May 4, 2005, 750,000 shares of common stock were reacquired from a director in consideration for $0.02654 per share and cancelled. The Company recognized a discount of $130,095 as a charge to accumulated deficit.

c)

On March 12, 2005, the Company issued 273,250 shares of common stock pursuant to a private placement at a price of $0.20 per share for cash proceeds of $53,650, net of offering costs of $1,000. Included in this amount were 5,000 shares issued to an officer of the Company.

d)

On November 26, 2004, the Company issued 2,499,375 shares of common stock at a price of $0.016 per share for cash proceeds of $39,990 pursuant to a private placement. Included in this amount were 50,000 shares issued to an officer of the Company.

	e)	On November 14, 2004, the Company issued 7,500,000 shares of common stock to directors of the Company at

		a	price of $0.0001 per share for proceeds of $750, consisting of $500 paid in cash and the balance of $250 paid in services.

	f)	On July 28, 2004, the Company issued 3,000,000 shares of common stock to the directors of the Company at a price of $0.0001 per share for cash proceeds of $300.

8.	Commitment

On May 26, 2005, the Company entered into an Internet Search Engine Optimization Agreement (the “Agreement”) for the provision of services related to the search engine optimization of the Company’s website. The agreement is for a term of eighteen months commencing June 1, 2005. Under the Agreement, the Company must pay $10,000 per month through the issuance of common shares. As at February 28, 2006, a total of $90,000 is accrued for common shares owing.

Novori Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2006

9.	Restatement

The Company is provided with office premises with a fair value of $636 (CDN$750) per month provided at no charge from a company owned principally by directors of the Company. The period from July 26, 2004 (Date of Inception) to May 31, 2005 has been restated to reflect donated rent of $6,043 charged to operations and which has been recorded as donated capital. The effect of the restatement on the balance sheet, statement of operations and statement of cash flows is as follows:

(a)	Consolidated Balance Sheet

	May 31,
	2005		May 31,
	(As Originally		2005
	Reported)	Adjustment	(Restated)
	$	$	$

Stockholders’ Equity

Donated capital	–	6,043	6,043
Deficit Accumulated During the Development Stage	(205,683)	(6,043)	(211,726)

Total Stockholders’ Equity	17,099	–	17,099

(b)	Consolidated Statement of Operations

	For the Period
	July 26, 2004(Date		For the Period
	of Inception)		July 26, 2004 (Date
	to May 31,		of Inception)
	2005		to May 31,
	(As Originally		2005
	Reported)	Adjustment	(Restated)
	$	$	$

Expenses

General and Administrative	16,730	6,043	22,773

Net Loss	(75,588)	(6,043)	(81,631)

(c)	Consolidated Statement of Cash Flows

	For the Period
	July 26, 2004		For the Period
	(Date of Inception)		July 26, 2004
	to May 31,		(Date of Inception)
	2005		to May 31,
	(As Originally		2005
	Reported)	Adjustment	(Restated)
	$	$	$

Operating Activities

Net loss	(75,588)	(6,043)	(81,631)

Adjustments to reconcile net loss to net cash:
Donated rent	–	6,043	6,043

Net cash used in operating activities	(69,695)	(6,043)	(69,695)

Novori Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2006

10.	Income Tax

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. As of May 31, 2005, the Company has net operating losses carried forward totalling $75,500 which expire starting in 2012. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not to utilize the net operating losses carried forward in future years.

The components of the net deferred tax asset at May 31, 2005, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

May 31,
2005
$

Net Operating Losses	75,500
Statutory Tax Rate	35%
Effective Tax Rate	–
Deferred Tax Asset	27,700
Valuation Allowance	(27,700)
Net Deferred Tax Asset	–

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

The accounting firm of Manning Elliott LLP, Chartered Accountants, audited our consolidated financial statements. Since inception, we have had no changes in or disagreements with our accountants.